

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom

> **Re: Vertical Aerospace Ltd.**
> **CIK 0001867102**
> **Form F-1 filed May 2, 2022**
> **File No. 333-264601**

Dear Mr. Fitzpatrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing